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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549

                                  ____________


                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                              CITY HOLDING COMPANY
             (Exact name of registrant as specified in its charter)


          West Virginia                                     55-0619957
          -------------                                     ----------
  (State of incorporation or organization)                 (IRS employer
                                                        identification no.)

          25 Gatewater Road
      Charleston, West Virginia                               25313
      --------------------------                             ------
 (Address of principal executive offices)                   (Zip code)

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
If this form relates to the registration of            If this form relates to the registration of
a class of securities pursuant to Section              a class of securities pursuant to Section
12(b) of the Exchange Act and is effective             12(g) of the Exchange Act and is effective
pursuant to General Instruction A.(c),                 pursuant to General Instruction A.(d),
please check the following box. [_]                    please check the following box. [X]
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 Securities Act registration statement file number to which this form relates:
                                      None


       Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                       Name of each exchange on which
      to be so registered                       each class is to be registered
      -------------------                       ------------------------------

            N/A                                               N/A
            ---                                               ---

       Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Stock Purchase Rights
                        ------------------------------
                                (Title of class)
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Item 1.  Description of Registrant's Securities to be Registered.
         -------------------------------------------------------

     On June 13, 2001 (the "Rights Authorization Date"), the Board of Directors of City Holding Company, a corporation organized under the laws of the State of West Virginia (the "Company"), approved a Rights Agreement, dated as of and to be effective as of June 13, 2001 (the "Rights Agreement"), between the Company and SunTrust Bank, as Rights Agent, having the principal terms summarized below. In accordance with the Rights Agreement, the Board also declared a dividend distribution of one right ("Right") for each outstanding share of common stock of the Company (the "Common Stock") to shareholders of record at the close of business on July 1, 2001 (the "Record Date").

     Each Right entitles the holder to purchase from the Company one one-thousandth (1/1000/th/) of a share of a series of the Company's preferred stock designated as Junior Participating Cumulative Preferred Stock Series A ("Preferred Stock") at a price of $40 per one one-thousandth (1/1000/th/) of a share, subject to adjustment (the "Purchase Price"). Each one one-thousandth of a share of Preferred Stock is structured to be the equivalent of one share of Common Stock of the Company ("Common Stock"). Shareholders will receive one Right per share of Common Stock held of record at the close of business on the Record Date.

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a distribution of the Rights Certificates will occur ("Distribution Date") upon the earlier of (i) the Close of Business on the tenth Business Day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company or through inadvertance by certain institutional shareholders or (ii) the Close of Business on the tenth Business Day (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date,
(i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

     The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (Charleston, West Virginia time) on June 12, 2011 (the "Expiration Date"), unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.
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     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors of the Company or as provided in the Rights Agreement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the purchase price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     For example, at an exercise price of $40 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $80 worth of Common Stock (or other consideration, as noted above) for $40. Assuming that the Common Stock had a per share value of $10 at such time, the holder of each valid Right would be entitled to purchase eight shares of Common Stock for an aggregate of $40.

     In the event that, on or at any time after a Stock Acquisition Date, the Company (i) engages in a merger, statutory share exchange, or other business combination transaction (in which the Company is not the surviving corporation),
(ii) the Company engages in a merger, statutory share exchange, or other business combination transaction in which the Company is the surviving corporation and any shares of the Company's Common Stock are changed into or exchanged for other securities or assets or (iii) 50% or more of the assets, cash flow or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred, each holder of a Right (except as noted below) shall thereafter have the right to receive, upon the exercise thereof at the then current purchase price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value (determined as provided in the Rights Agreement) of two times the purchase price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

     Upon the occurrence of a Triggering Event that entitles Rights holders to purchase securities or assets of the Company, Rights that are or were owned by the Acquiring Person, or any affiliate or associate of such Acquiring Person, on or after such Acquiring Person's Stock Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees). Upon the occurrence of a Triggering Event that entitles Rights holders to purchase common stock of a third party, or upon the authorization of an Exchange (as defined below), Rights that are or were owned by any Acquiring Person or any affiliate or associate of any Acquiring Person on or after such Acquiring Person's Stock

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Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees).

     The Purchase Price payable, and the number of shares of Preferred Stock, Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

     At any time (including a time after any person becomes an Acquiring Person), the Company may exchange all or part of the Rights (except as set forth below) for shares of Common Stock (an "Exchange") at an exchange ratio of one share per Right, as appropriately adjusted to reflect any stock split or similar transaction.

     At any time prior to the earlier of (i) ten days following the Stock Acquisition Date, and (ii) the Expiration Date, or said later date as the Board may set, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights, as set forth above.

     Other than certain provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make certain other changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable.

     The Rights Agreement (which includes as (i) Exhibit A the form of Articles of Amendment to the Company's Articles of Incorporation, as amended, (ii) Exhibit B the form of Rights Certificate, and (iii) Exhibit C the Summary of the Rights to Purchase Preferred Stock) is attached to this Registration Statement as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and its exhibits.

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Item 2.  Exhibits.
         --------

     The following exhibits are filed as a part hereof:

     3.3 Form of Articles of Amendment to the Company's Articles of Incorporation, as amended, creating a new series of Preferred Stock designated as Junior Participating Cumulative Preferred Stock Series A (included as Exhibit A to the Rights Agreement).

     4.4 Rights Agreement, dated as of June 13, 2001, between the Company and SunTrust Bank, as Rights Agent (which includes as (i) Exhibit A the form of Articles of Amendment to the Company's Articles of Incorporation, as amended, (ii) Exhibit B the form of Rights Certificate, and (iii) Exhibit C the Summary of the Rights to Purchase Preferred Stock).

     4.5 Form of Rights Certificate (included as Exhibit B to the Rights Agreement).

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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                      CITY HOLDING COMPANY
                                          (Registrant)



                                 By:  /s/ Michael D. Dean
                                      -----------------------------------------
                                      Michael D. Dean
                                      Senior Vice President - Finance and Chief
                                      Accounting Officer


Dated:  June 22, 2001

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                                 EXHIBIT INDEX


Exhibit No.       Description
--------------    -------------------------------------------------------------

      3.3 Form of Articles of Amendment to the Company's Articles of Incorporation, as amended, creating a new series of Preferred Stock designated as Junior Participating Cumulative Preferred Stock Series A (included as Exhibit A to the Rights Agreement).

      4.4 Rights Agreement, dated as of June 13, 2001, between the Company and SunTrust Bank, as Rights Agent (which includes as
                  (i) Exhibit A the form of Articles of Amendment to the Company's Articles of Incorporation, as amended, (ii) Exhibit B the form of Rights Certificate, and (iii) Exhibit C the Summary of the Rights to Purchase Preferred Stock).

      4.5 Form of Rights Certificate (included as Exhibit B to the Rights Agreement).